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                            September 27, 2023

       Kent Rodriguez
       Chief Executive Officer, President
       Groove Botanicals Inc.
       310 Fourth Avenue South, Suite 7000
       Minneapolis, MN 55415

                                                        Re: Groove Botanicals
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 14,
2023
                                                            File No. 000-23476

       Dear Kent Rodriguez:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2023 letter.

       Registration Statement on Form 10-12G

       Item 14. Changes in and Disagreements with Accountants on Accounting and Financial
       Disclosure, page 16

   1. We note you did not revise your disclosure as previously requested in comment 1 in our letter dated August 8,
2023. Accordingly we re-issue our prior comment as follows: We read your response to
prior comment 1, and do not agree with your assertion that no disclosure as required
by Item 304(a)(1), (2) and (3) of Regulation S-K regarding Changes in and Disagreements
with Accountants on Accounting and Financial Disclosure is
                                                        required. Specifically,
we note the following:
                                                            Although you state
in your response that TAAD LLP did not complete an audit or
                                                             issue any report,
an audit opinion issued by TAAD LLP, dated April 12, 2023, on your financial
statements for the years ended March 31, 2022 and 2021 was included
 Kent Rodriguez
Groove Botanicals Inc.
September 27, 2023
Page 2
             in the Form 10 you filed on April 13, 2023. If TADD LLP did not issue this audit report, please explain to us why you included such a report in the relevant filing.
             You engaged TAAD LLP as your principal accountant to audit your financial statements and the disclosure required by Item 304(a) of Regulation S-K is required even if TAAD LLP did not complete an audit or issue any report. You engaged B F Borgers, CPA, PC to audit your financial statements for the years
             ended March 31, 2023 and 2022 and their report dated June 15, 2023 is included in your current registration statement. Thus it appears you engaged a new independent accountant as the principal independent accountant to audit your financial statements for those periods.
         As previously requested, revise your registration statement to include all of the disclosures required by Item 304(a)(1), (2), and (3) of Regulation S-K and file the former
         accountant   s letter contemplated by Item 304(a)(3) of Regulation S-K
as an exhibit to
         your registration statement.

         You must provide the disclosures required by Item 304(b) of Regulation S-K, only if in connection with the change in accountants subject to Item 304(a) of Regulation S-K, there was any disagreement of the type described in paragraph (a)(1)(iv) or any reportable event as described in paragraph (a)(1)(v) of Item 304(a).
Financial Statements
General, page 17

2. Please amend your filing to update your financial statements and other financial information in accordance with Rule 8-08 of Regulation S-X. Consolidated Statements of Stockholders' Equity, page 20

3.       Please revise your statements of stockholders    equity to be
presented for only the two-year
         period covered by the auditors    report, i.e., for the years ended
March 31, 2023 and 2022,
         and revise the title of such statements to reflect this revision.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation, page 22

4.       Please revise to eliminate the reference to condensed financial statements.
Notes to Financial Statements
Note 1 - Organization and Operations
Current Operations,
FirstName           page 22
           LastNameKent   Rodriguez
Comapany
5.        NameGroove
      Please              Botanicals
             revise the last sentenceInc.
                                      in the second paragraph under Current
Operations to
      indicate
September      that the
          27, 2023      audits
                     Page 2 of your 2022 and 2023 financial statements have been completed.
FirstName LastName
 Kent Rodriguez
FirstName LastNameKent   Rodriguez
Groove Botanicals Inc.
Comapany 27,
September NameGroove
              2023     Botanicals Inc.
September
Page 3    27, 2023 Page 3
FirstName LastName
Note 11 - Commitments and Contingencies, page 30

6. We note you revised your audited financial statements to eliminate the paragraph previously included in this footnote regarding potential claims and disputes related to your business which had stated that your management does not believe that the outcome of any of the legal proceedings to which you are a party will have a material adverse effect on your financial position or results of operations. You also revised your audited financial
         statements to remove Note 12     Subsequent Events. Please explain to
us why you
         removed these disclosures.

         Please also confirm to us that your auditor is aware of and approved of these revisions to your audited financial statements.
Exhibits

7.       There appears no such amendment to reflect the change of the company's name to
         "Groove Botanicals Inc." Under "Organizational History" on page 3 you disclose that on "May 14, 2018, the Corporation changed our name from Avalon Oil and Gas, Inc., to
         Groove Botanicals, Inc." Please file an Amended Articles of Incorporation that reflects your current name.
8. You disclose on page 27 that on July 18, 2022 Letter Agreements were drafted between the Company and the debtholder on both a $40,000 Convertible Promissory Note issued on March 5, 2021 and a $60,000 Convertible Promissory Note issued March 7, 2022,
         which establishes the settlement of each debt once the Company   s
Form 10 goes effective.
         Please file these agreements establishing settlement of such debts. See Item 601(b)(4) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Robert Babula,
Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Jack Brannelly